SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

VIAD CORP.

(Name of Issuer)

Common Stock, $1.50 Par Value

(Title of Class of Securities)

92552R406

(CUSIP Number)

August 13, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

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13G
CUSIP No. 92552R406			13-3886851

1.	Name of Reporting Person: Greenlight Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 13-3886851

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 610,550

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 610,550

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 610,550

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.8%**

12.	Type of Reporting Person*: OO

* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4(b).

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13G
CUSIP No. 92552R406			13-3871632

1.	Name of Reporting Person: Greenlight Capital, Inc		I.R.S. Identification Nos. of above persons (entities only): 13-3871632

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 602,000

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 602,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 602,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.7%**

12.	Type of Reporting Person*: CO

* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4(b).

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13G
CUSIP No. 92552R406			20-1365209

1.	Name of Reporting Person: Greenlight Capital Advisors, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 20-1365209

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 185,150

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 185,150

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 185,150

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.8%**

12.	Type of Reporting Person*: OO

* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4(b).

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13G
CUSIP No. 92552R406

1.	Name of Reporting Person: David Einhorn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,397,700

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,397,700

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,397,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.3%**

12.	Type of Reporting Person*: IN

* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4(b).

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SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc”), and Greenlight Capital Advisors, L.L.C., a Delaware limited liability company (“Greenlight Advisors,” and together with Greenlight LLC and Greenlight Inc, “Greenlight”), and Mr. David Einhorn, principal of Greenlight.

     This Schedule 13G relates to the shares of Common Stock, $1.50 par value (the “Common Shares”), of Viad Corp., a Delaware corporation purchased by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P (“Greenlight Qualified”), of which Greenlight LLC is the general partner, (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”), to which Greenlight Inc acts as investment advisor, and any managed accounts for which Greenlight Advisors acts as investment manager.

Item 1(a)	Name of Issuer.

Viad Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1850 North Central Avenue Suite 800 Phoenix, Arizona 85004-4545

Item 2(a)	Name of Person Filing.

Greenlight Capital, L.L.C., Greenlight Capital, Inc., Greenlight Advisors, L.L.C. and David Einhorn

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

140 East 45th Street 24th Floor New York, New York 10017

Item 2(c)	Citizenship or Place of Organization.

Greenlight LLC and Greenlight Advisors are each a limited liability company organized under the laws of the State of Delaware. Greenlight Inc is a corporation organized under the laws of the state of Delaware. David Einhorn is the principal of Greenlight and a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock

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Item 2(e)	CUSIP Number.

92552R406

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a)	Greenlight and Mr. Einhorn are the beneficial owners of 1,397,700 Common Shares.

(b)	Greenlight and Mr. Einhorn are the beneficial owners of 6% of the outstanding Common Shares. This percentage is determined by dividing 1,397,700 Common Shares by 22,139,334 Common Shares, the number of Common Shares issued and outstanding as of July 31, 2004, as reported in the Form 10-Q filed on August 9, 2004 with the Securities and Exchange Commission.

(c)	Greenlight has the sole power to vote and dispose of the 1,397,700 Common Shares beneficially owned by it. As the principal of Greenlight, Mr. Einhorn may direct the vote and disposition of the 1,397,700 Common Shares beneficially owned by Greenlight.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 1,397,700 Common Shares owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore or any managed account managed by Greenlight Advisors. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

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Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated August 23, 2004, between Greenlight and David Einhorn.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: August 23, 2004

Greenlight Capital, L.L.C.
By:	/S/ DAVID EINHORN
David Einhorn, Senior Managing Member

Greenlight Capital, Inc.
By:	/S/ DAVID EINHORN
David Einhorn, President

Greenlight Capital Advisors, L.L.C.
By:	/S/ DAVID EINHORN
David Einhorn, Senior Managing Member

/S/ DAVID EINHORN
David Einhorn

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EXHIBIT 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock, $1.50 par value, of Viad Corp., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 23, 2004.

Greenlight Capital, L.L.C.
By:	/S/ DAVID EINHORN
David Einhorn, Senior Managing Member

Greenlight Capital, Inc.
By:	/S/ DAVID EINHORN
David Einhorn, President

Greenlight Capital Advisors, L.L.C.
By:	/S/ DAVID EINHORN
David Einhorn, Senior Managing Member

/S/ DAVID EINHORN
David Einhorn